

Mail Stop 3030

November 13, 2009

VIA U.S. MAIL AND FAX (218) 628-3245

Jon Gerlach
Chief Financial Officer
Ikonics Corporation
4832 Grand Ave.
Duluth, Minnesota 55807

> **Re:** **Ikonics Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-25727**

Dear Mr. Gerlach:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Fair Value of Financial Instruments, page 19

1.      We note that "The carrying value of the non-marketable equity securities approximated their estimated fair value based on management's knowledge of recent sales prices of the non-marketable equity securities".  In order to help your investors understand how you estimate the fair value of your non-marketable equity securities, please explain to us in greater detail and disclose in your future filings the methodologies and major assumptions used to estimate the fair value of your non-marketable equity securities.

Revenue Recognition, page 19

2.      We note that "[You] recognize revenue on sales of products when title passes which can occur at the time of shipment or when the goods arrive at the customer location."  We also note on page three that "[You] currently have approximately 200 domestic and international distributors."  In this regard, to the extent that the policy differs depending on the passage of title, make your disclosure more specific to address such different revenue recognition policies.  Further provide details to the extent that policies differ among the various marketing venues used by the company, i.e. distributors and reseller.  Also, if the policies vary in different parts of the world those differences should be discussed.  Please provide details as it relates to discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, price protection, and rotation rights or similar privileges and how it impacts revenue recognition.  Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and FASB ASC 605 (SFAS 48) compliant.

Foreign Currency Translation, page 20

3.      We note that your foreign currency transactions and translation adjustments did not have significant effects for 2008 and 2007.  Yet we note on page 18 that approximately 31.4% and 29.6% of net sales were foreign export sales in 2008 and 2007, respectively.  Please explain to us your accounting policy for foreign currency transactions and translation adjustments, citing applicable U.S. GAAP.  Also in your explanation include how you account for foreign export sales based on your foreign currency translation/transaction policy.  Revise your future filings to discuss this accounting policy.

Item 2.  Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 12

4.      We note from your disclosure on page 12 that your investment in iTi is periodically assessed for an other-than-temporary impairment.  Also, your disclosure on page 18 appears to imply that your investments in non-marketable equity securities were not considered to be impaired as of June 30, 2009.  Additionally, we note from your Form 8-

K/A filed on October 19, 2009 that you determined as of September 30, 2009 that your investment in iTi of $919,000 has been fully impaired and accordingly the Company has recognized an impairment charge of $919,000 during the interim period ended September 30, 2009.  In this regard, please explain in further detail the nature and specific timing of the events or circumstances that occurred during the third quarter ended September 30, 2009, which caused your investment in iTi to be fully impaired.  Please explain why these events and circumstance that caused you to determine that your investment in iTi was fully impaired were not in existence during your prior two quarters in fiscal year 2009.  Furthermore, if as of June 30, 2009 your investment in iTi was in an unrealized loss position and you concluded that your impairment in iTi was not other than temporary, please provide us with both the positive and negative information considered by you in concluding that your impairment in iTi was not other than temporary as of June 30, 2009 and fully explain how that information differed from the information used in your other-than-temporary impairment analysis for iTi at September 30, 2009.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jon Gerlach
Ikonics Corporation
November 13, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3212 if you have any questions regarding these comments.  In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief